

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 22, 2025

Michael E. Reel
General Counsel and Secretary
MACH NATURAL RESOURCES LP
14201 Wireless Way
Suite 300
Oklahoma City, Oklahoma

> **Re: MACH NATURAL RESOURCES LP**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed March 13, 2025**
> **File No. 001-41849**

Dear Michael E. Reel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation